K&L Gates llp 1601 K Street, N.W. Washington, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

September 22, 2021

FILED VIA EDGAR

Ms. Elena Stojic

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harris Associates Investment Trust; Post-Effective Amendment No. 67
--Oakmark Small Cap Fund
--Investor Class, Advisor Class, Institutional Class, and R6 Class Shares

File Nos. 33-38953; 811-06279

Dear Ms. Stojic:

This letter responds to your comments, discussed in our telephone conversation on August 30, 2021, regarding your review of Post-Effective Amendment No. 67 to the registration statement on Form N-1A for Harris Associates Investment Trust (“Registrant”) on behalf of its series listed above (the “Fund”).  Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment No. 68 will become effective on October 1, 2021. The Registrant expects to file Post-Effective Amendment No. 68 on or about September 29, 2021, which will become effective on October 1, 2021, pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the SEC staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.

Prospectus

Comment 1: Under the “Fees and Expenses of the Fund” section, please revise the narrative introduction to include “and sell”, so the introduction states, “Below are the fees and expenses that you would pay if you buy, hold, and sell shares of the Fund.”

Response:    The Registrant has made the requested change.

Comment 2: Please provide a completed fee table and expense example before the effectiveness of the Registration Statement.

Ms. Elena Stojic

Division of Investment Management

Securities and Exchange Commission

September 22, 2021

Response:     The Registrant confirms that the information provided in the Registrant’s Post-Effective Amendment No. 67 is final and the brackets will be removed in Post-Effective Amendment No. 68 with no changes.

Comment 3:  In the “Principal Investment Strategy” section, please provide greater detail regarding the Fund’s strategy’s universe of investments to clarify whether it includes all U.S. small capitalization companies or otherwise.

Response:     The Registrant has revised the first sentence of the first paragraph in the related section as follows:

The Fund invests primarily in a diversified portfolio of common stocks of U.S. small capitalization companies.

Comment 4:  The “HOW THE FUND PURSUES ITS INVESTMENT OBJECTIVE – Principal Investment Strategies – Debt Securities” subsection discusses the Fund’s investments in debt securities. If the Fund intends to invest in debt securities principally, revise the “Principal Investment Strategy” section to include such investments.

Response:     The Registrant does not intend to invest in debt securities principally. The Registrant has revised the second sentence of the first paragraph in the “HOW THE FUND PURSUES ITS INVESTMENT OBJECTIVE – Principal Investment Strategies – Debt Securities” subsection as follows:

The Fund may invest up to ~~25%~~ 20% of its total assets (each, valued at the time of investment) in debt securities.

Comment 5:  In the “Principal Investment Strategy - Key Tenets of the Oakmark Value Investment Philosophy” subsection, please describe the tenants in greater detail and in plain English. For example, clarify what is meant by “intelligent investment of cash.”

Response:     No change was made in response to this comment at this time. The Registrant will consider the Staff’s comment during the next annual update to the Trust’s registration statement since this language is common in the Principal Investment Strategy section for many of the Trust’s series.

Comment 6:  In the second to last paragraph of the “Principal Investment Strategy” section, please identify any industries or sectors for which the Fund intends to be focused at launch, and revise the “Principal Investment Risks” section to discuss any related risk factors.

Ms. Elena Stojic

Division of Investment Management

Securities and Exchange Commission

September 22, 2021

Response:     No change was made in response to this comment. Although the Fund anticipates that it may at times hold higher percentages of its assets in certain sectors or industries, such investments may change at any time due to the Portfolio Managers’ views on the intrinsic value of each portfolio holding and the investment opportunities presented by other companies. Consequently, the Fund does not intend to emphasize any specific sectors or industries as part of its principal investment strategy.

Comment 7  In the “HOW THE FUND PURSUES ITS INVESTMENT OBJECTIVE – Principal Investment Strategies – Managing Risk” subsection, please define the terms “solid finances” and “proven records.”

Response:     No change was made in response to this comment at this time. The Registrant will consider the Staff’s comment during the next annual update to the Trust’s registration statement since this language is common in the Principal Investment Strategy section for many of the Trust’s series.

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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9403.  Thank you for your attention to this matter.

Sincerely,

/s/ Marguerite W. Laurent

Marguerite W. Laurent